09041179

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00
SEC FILE NUMBER
8-7802

ANNUAL AUDITED REPORT
FORM X-17A-5

SEC Mail Processing Section
DEC 30 2009
Washington, DC
110

PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/08 (MM/DD/YY) AND ENDING 10/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Tamarack Distributors Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No)

100 South Fifth Street, Suite 2300
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Brandon Lew — (612) 376-7004
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

50 South Sixth Street	Minneapolis	MN	55402
(Address)	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

12/31

AFFIRMATION

I, Brandon Lew, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Tamarack Distributors Inc. as of and for the year ended October 31, 2009, are true and correct. I further swear (or affirm) that, to the best of my knowledge and belief, neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Brandon Lew
Vice President

Subscribed to before me this 23 day of December 2009.

Notary Public

LISA MARIE BERRY
Notary Public
Minnesota
My Commission Expires January 31, 2010

TAMARACK DISTRIBUTORS INC.

TABLE OF CONTENTS

**For conditions of confidential treatment of certain portions of this filing, see 240.17 a-5(e)(3).

Deloitte.

Deloitte & Touche LLP
Suite 2800
50 South Sixth Street
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Tamarack Distributors Inc.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Tamarack Distributors Inc. (the "Company") as of October 31, 2009, and the related statements of operations, cash flows, and changes in shareholder's equity, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Tamarack Distributors Inc. at October 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

December 23, 2009

TAMARACK DISTRIBUTORS INC.

STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2009

ASSETS

Cash and cash equivalents (Note 2)	$8,322,158
Investments — At fair value (Note 2)	43,822
Other Assets	5,106
TOTAL ASSETS	$8,371,086

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Deferred income taxes (Notes 2 and 3)	$ 5,479
Income taxes payable (Notes 2 and 3)	357,756
Payable to parent and affiliates	500,641
Accrued expenses and other liabilities	32,012
TOTAL LIABILITIES	895,888
SHAREHOLDER'S EQUITY:	
Common stock ($1 par value — 500 shares authorized; issued and outstanding)	500
Additional paid-in capital	749,500
Retained earnings	6,725,198
TOTAL SHAREHOLDER'S EQUITY	7,475,198
TOTAL	$8,371,086

See notes to financial statements.

TAMARACK DISTRIBUTORS INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED OCTOBER 31, 2009

REVENUES:	
Distribution fees (Note 2)	$90,501,953
Realized gain on investments (Note 2)	150,741
Net unrealized loss on investments (Note 2)	(113,315)
Other	14,550
Total revenues	90,553,929
NON-INTEREST EXPENSES (Note 4):	
Distribution expenses	90,439,678
Compensation and benefits	427,632
Promotional	4,708
Other professional fees	26,351
Other license fees	48,454
Other	24,451
Total non-interest expenses	90,971,274
LOSS BEFORE INCOME TAXES	(417,345)
INCOME TAX BENEFIT	(166,866)
NET LOSS	$ (250,479)

See notes to financial statements.

TAMARACK DISTRIBUTORS INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED OCTOBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (250,479)
Adjustments to reconcile net loss to cash provided by operating activities:	
Noncash items included in net loss:	
Unrealized loss on investments	113,315
Deferred income taxes	(400,219)
Amortization on intangible asset	14,277
Changes in assets and liabilities:	
Income taxes receivable	332,806
Other assets	2,327
Due to parent and affiliates	315,096
Accrued expenses and other liabilities	32,012
Net cash provided by operating activities	159,135
CASH PROVIDED BY INVESTING ACTIVITIES — Sale of mutual fund investments	181,655
INCREASE IN CASH AND CASH EQUIVALENTS	340,790
CASH AND CASH EQUIVALENTS — Beginning of year (Note 2)	7,981,368
CASH AND CASH EQUIVALENTS — End of year	$ 8,322,158
SUPPLEMENTAL CASH FLOW INFORMATION — Income tax refund	$ (99,453)

See notes to financial statements.

TAMARACK DISTRIBUTORS INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED OCTOBER 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Shareholder's Equity
BALANCE — October 31, 2008 (as previously reported)	$ 500	$ 749,500	$ 6,863,147	$ 7,613,147
Correction of an error (Note 2)			112,530	112,530
BALANCE — October 31, 2008 (as restated)	500	749,500	6,975,677	7,725,677
Net loss			(250,479)	(250,479)
BALANCE — October 31, 2009	$ 500	$ 749,500	$ 6,725,198	$ 7,475,198

See notes to financial statements.

1. OWNERSHIP AND NATURE OF BUSINESS

Tamarack Distributors Inc. (the "Company") is a wholly owned subsidiary of RBC Capital Markets Holdings (USA) Inc. (the "Parent"). The Parent is ultimately owned by Royal Bank of Canada (RBC).

Tamarack Distributors Inc. wholly owned subsidiary, Investors Mark Advisor, LLC (IMA), a Delaware limited liability company was dissolved by management effective October 1, 2009. IMA had a zero balance in 2009 prior to being dissolved.

The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority Inc. (FINRA). The Company provides distribution services and serves as the principal underwriter for certain Tamarack Funds (the "Funds"). The Company primarily markets the Funds in the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents — Cash equivalents consist of money market mutual funds for which the Company serves as principal underwriter. These money market mutual funds are carried at market value and are considered cash equivalents because of the Company's ability to redeem them at any time.

Investments — Investments represent shares of mutual funds for which the Company serves as principal underwriter. Investments are carried at market value based on the quoted market price of the related mutual funds. The changes in market value of such investments are included in income during the period in which the changes occur.

Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* (formerly Financial Accounting Board Standards ("FASB") Statement No. 157, *Fair Value Measurements*), defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820 does not expand the application of fair value accounting to any new circumstances, but applies the framework to other accounting pronouncements that require or permit fair value measurement. The Company has adopted the provisions of ASC 820 in the current fiscal year and has applied fair value measurements to certain assets. As of October 31, 2009, all investments held by the Company are considered Level 1 assets, and are recorded at fair value.

Correction of Error— Subsequent to the issuance of the 2008 financial statements, management determined that a cash account in the Company's name used by the transfer agent for administering 12b-1 fees had previously been excluded from the financial statements, as well as the revenues and expenses associated with that account. As a result, the beginning cash balance in the accompanying financial statements has been restated to reflect an additional $186,507 in cash, with an offsetting increase to beginning retained earnings of $112,530, net of taxes of $73,977.

Revenue Recognition — Realized gain on investments in the statement of operations includes $64,444 in dividend and interest income reinvested.

In November 2008, several of the Tamarack Money Market Funds ("MMKT Funds") were reorganized and began charging a Distribution and servicing fee, which generate revenue for the Company. The Company also signed a shareholder account and distribution services agreement with its affiliate, RBC Capital Markets Corporation (RBCCM) to compensate RBCCM for services provided to shareholders of those MMKT Funds, generating an expense to the Company. Distribution revenue and the related expenses are recorded on a gross basis.

Income Taxes — The Company is included in the income tax returns filed by RBC's U.S.-based holding company, RBC Holdings (USA), Inc. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return. Income taxes currently payable or receivable are paid to or received from the Parent. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax bases of assets and liabilities at year-end, using the tax rate expected to exist when the temporary differences reverse.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties — Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risk in the near term could materially affect the amounts reported in the financial statements.

3. INCOME TAXES

The amount of actual income tax expense differs from the expense that would result from applying federal statutory tax rates to pretax income due principally to state income taxes and a change in the estimated tax rate that the deferred balances will reverse.

Income tax expense (benefit) for the year ended October 31, 2009, consists of the following:

Current:	
Federal	$ 191,491
State	41,862
Deferred:	
Federal	(328,548)
State	(71,671)
	$(166,866)

The tax effects of temporary differences that give rise to the deferred tax liabilities relate primarily to unrealized gains that are not currently taxable.

The Company recognizes tax liabilities in accordance with ASC 740, Income Taxes, and adjusts these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities.

These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined. If the tax liabilities relate to tax uncertainties existing at the date of the acquisition of a business, the adjustment of such tax liabilities will result in an adjustment to the goodwill recorded at the date of acquisition.

The Company had no unrecognized tax benefits as of October 31, 2009. The Company does not anticipate a significant increase in unrecognized tax benefits over the next 12 months.

The Company's policy is to classify interest and penalty expense associated with unrecognized tax benefits as income tax expense in the statement of operations

The Company's federal income tax return remains subject to examination by the Internal Revenue Service for tax years 2003 through 2008.

4. RELATED PARTY

Expenses, including occupancy, compensation and benefits, and other administrative costs are paid by the Parent or affiliates, and are charged or allocated to the Company. Amounts charged or allocated to the Company in 2009 were $427,632, which are presented in non-interest expenses in the statement of operations, and relate primarily to compensation and benefits. The Company has a net payable to the parent and affiliates of $500,641 as of October 31, 2009. Distribution expenses paid to RBCCM in 2009 were $90,429,653.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company was operating independently.

5. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. The Company has at all times maintained its net capital above SEC required levels. At October 31, 2009, the Company's net capital of $7,300,973 was $7,241,247 in excess of its required net capital of $59,726. The Company's ratio of aggregated indebtedness to net capital was 0.12 to 1 at October 31, 2009.

The Company claims exemption from Rule 15c3-3 of the SEC under Paragraph (k)(1) of that rule.

* * * * * *

SUPPLEMENTAL SCHEDULES

TAMARACK DISTRIBUTORS INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF OCTOBER 31, 2009

NET CAPITAL:	
Total shareholder's equity	$ 7,475,198
Less nonallowable assets:	
Income taxes receivable	
Prepaid expenses	5,107
Total nonallowable assets	5,107
Net capital before haircuts	7,470,091
Haircuts on securities	169,118
NET CAPITAL	$ 7,300,973
AGGREGATED INDEBTEDNESS:	
Deferred income taxes & income taxes payable	$ 363,235
Accrued expenses and other liabilities	32,012
Payable to parent company	500,641
AGGREGATED INDEBTEDNESS	$ 895,888
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregated indebtedness)	$ 59,726
Excess net capital	$ 7,241,247
Ratio of aggregated indebtedness to net capital	0.12
Reconciliation between this computation and that filed by the Company on SEC unaudited Form X-17A-5 as of October 31, 2009:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 7,067,054
Adjustment to nonallowable assets due to unbooked entries in books	233,919
Net capital per above	$ 7,300,973

TAMARACK DISTRIBUTORS INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

OCTOBER 31, 2009

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 2800
50 South Sixth Street
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

December 23, 2009

Tamarack Distributors Inc.
100 South 5th Street
Suite 23
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Tamarack Distributors Inc. (the "Company") for the year ended October 31, 2009 (on which we issued our report dated December 23, 2009), in accordance with auditing standards generally accepted in the United States of America , we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal controls exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

We noted that internal controls over financial reporting were not operating effectively to detect financial statement errors related to the proper accounting and presentation of revenue and expense, which resulted in the net understatement of revenue of $112,530 net of tax. The company corrected this misstatement prior to the issuance of the 2009 financial statements.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entities financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

Tamarack Distributors Inc.

(SEC I.D. No 8-7802)

Financial Statements and Supplemental Schedules as of and for the Year Ended October 31, 2009, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document